TRILOGY
ENERGY TRUST

1400, 332 6TH AVE. SW, CALGARY, ALBERTA, T2P 0B2
PHONE: (403) 290-2900 FAX: (403) 263-8915

07028486

November 16, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. News Release Dated November 15, 2007

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

PROCESSED
DEC 07 2007
THOMSON
FINANCIAL

Gail L. Yester
Corporate Secretary

GLY/kp
Enclosures

TRILOGY ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta

November 15, 2007

NEWS RELEASE: TRILOGY ENERGY TRUST ANNOUNCES NOVEMBER DISTRIBUTION AND PROVIDES 2008 GUIDANCE

Trilogy Energy Trust ("Trilogy" or the "Trust") (TSX – TET.UN) announces its cash distribution for November 2007 and provides its 2008 guidance for capital expenditures, production volumes and operating costs.

Trilogy's November 2007 distribution will be $0.07 per Trust Unit. The distribution is payable on December 17, 2007 to unitholders of record on November 30, 2007. The ex-distribution date is November 28, 2007. Trilogy anticipates that this reduction will allow the Trust's distributions to be sustainable in the current gas price, foreign exchange and cost environment.

Trilogy's Board of Directors has approved the Trust's capital and operating budgets for 2008. The Trust has forecast 2008 annual production volumes to be approximately 21,500 Boe/d, capital expenditures of $100 million and operating costs of $10.50 /Boe. Trilogy's budget is expected to allow it to continue to follow its strategy of developing its extensive inventory at a pace that provides annual sustainability through replacement of production and reserves, without deteriorating its financial strength. The capital program will continue to exploit the extensive inventory of downspacing locations the Trust has assembled in the Kaybob area. The budget also provides for a portion of the capital to be directed toward oil opportunities which Trilogy has carried in its inventory. Trilogy does have flexibility in its capital spending as the Trust operates the vast majority of its lands and wells. Should market conditions change, Trilogy believes it has maintained the flexibility to adapt its program to maximize its return for unitholders.

The Trust expects to make monthly distributions of $0.07 per Trust Unit for the foreseeable future based on assumptions including commodity price forecasts for petroleum and natural gas, the Trust's royalties and expenses and its estimated taxable income for 2007.

About the Trust

Trilogy is a petroleum and natural gas-focused Canadian energy trust. Trilogy's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

Forward-looking Information

This news release contains statements concerning distributions to be paid by the Trust and the amount and timing thereof, how distribution levels are set and 2008 forecast production, capital expenditures and operating costs for Trilogy. Such forward-looking statements or information

are based on a number of assumptions, including those set forth in this press release, which may prove to be incorrect.

Although the Trust believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Trust can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Trust and described in the forward-looking statements or information These risks and uncertainties include but are not limited to: volatility of oil and gas prices, fluctuations in currency and interest rates, risks inherent in the Trust's operations, the Trust's ability to access external sources of debt and equity capital, the Trust's ability to enter into or renew leases, imprecision in estimating the timing, costs and levels of production, the results of exploration, development and drilling, the Trust's ability to secure adequate product processing and transportation, the Trust's ability to retain and attract qualified personnel, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in the Trust's capital expenditure levels and plans, changes in environmental and other regulations or the interpretation of such regulations, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
M.G. (Mike) Kohut, Chief Financial Officer
J. B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
c/o Trilogy Energy Ltd.
#1400, 332 – 6th Avenue S.W.
Calgary, Alberta T2P 0B2
Phone: (403) 290-2900
Fax: (403) 263-8915

END